UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             REQUEST FOR WITHDRAWAL


Date of Request: September 20, 2004

                        Face Print Global Solutions, Inc.
                              --------------------
             (Exact name of registrant as specified in its charter)

Wyoming                        7372                       75-3016844
------                        ----                         ----------
(State or other       (Primary Standard Industrial      (I.R.S. Employer
jurisdiction of        Classification Code Number)       Identification No.)
incorporation or
organization)

1111 E. Herndon Ave., Suite 115                    Robert Rios, Chairman
      Fresno, California 96815               1111 E. Herndon Ave., Suite 115
          (559) 436-1060                       Fresno, California 96815
                                                    (559) 436-1060

(Address, zip code, and telephone              (Name, address, zip code,
number,  area code of                           and telephone number,
of Registrant's principal executive              of agent for service)
offices)


Securities Act registration statement file number to which this form relates:
333-109763

ITEM 1. Withdrawal of Registration Statement.

On August 16, 2004, Face Print Global Solutions, Inc., a Wyoming corporation, (the "Registrant") filed a Post-Effective Amendment No. 1 to its Registration Statement on Form SB-2, File No. 333-109763, ("Post-Effective Amendment") with the Securities and Exchange Commission ("Commission"). As a result of communications with the Commission, the Registrant's Board of Directors has determined that it is the best interests of the company and its shareholders to request a withdrawal of the Post-Effective Amendment No. 1, File No. 333-109763. No securities have been offered or sold pursuant to the Post-Effective Amendment. Therefore, pursuant to Rule 477 (c), the Registrant requests a withdrawal of its Post-Effective Amendment filed August 16, 2004.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned, in the city of Fresno, California, on September 20, 2004.



                                Face Print Global Solutions, Inc.,
                                a Wyoming corporation



                                /s/ Pierre Cote
                                -------------------------------------------
                                Pierre Cote
                                principal executive officer and president